Sun Microsystems, Inc. 4150 Network Circle, Santa Clara, CA 95054

October 9, 2006

Via EDGAR, Facsimile and Courier

United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, NW Washington DC 20549 Attention: Carol A. Stacey, Chief Accountant	FOIA Confidential Treatment Request Confidential Treatment Requested Under 17 C.F.R. Sections 200.80(b)(4) and 200.83

Re:	Sun Microsystems, Inc. Form 10-K for the Fiscal Year Ended June 30, 2005 Filed September 13, 2005 File No. 0-15086

Dear Ms. Stacey;

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 31, 2006 related to the Annual Report on Form 10-K of Sun Microsystems, Inc. (“Sun” or the “Company”) for the fiscal year ended June 30, 2005. For ease of reference, we have repeated the Staff’s comments in the letter in bold italic type. This letter supercedes and replaces the letter dated September 19, 2006 sent by Sun to the Staff.

The staff is continuing to evaluate the circumstances leading to your disclosures under Item 9B in your fiscal 2005 Form 10-K, filed on September 13, 2005. We understand from your previous responses that you filed your 2005 Form 10-K with restated audited financial statements on the day following the decision of your audit committee that your previously issued financial statements should no longer be relied upon because they contained accounting errors. Please tell us who is authorized to conclude that previously issued financial statements can no longer be relied on because of an error in those financial statements and explain when, where, and how the company documented this authority.

Sun’s senior management, principally our Chief Accounting Officer and Chief Financial Officer, in consultation with our Audit Committee, is authorized to conclude that our previously issued financial statements can no longer be relied on because of an error in those financial statements. This authority is documented in the charter of the Audit Committee of our Board of Directors, which states that “Primary responsibility for the Company’s financial reporting lies with senior management, with oversight by the Board of Directors.”

Please provide us with an analysis of the events that led to the September 12, 2005 audit committee’s determination that your previously issued financial statements should no longer be relied upon. Your analysis should include a timeline that addresses the following items:

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1. Identify when management initially became aware of potential accounting errors, and:

(a) Describe how management became aware of the potential accounting errors. Identify the internal controls that resulted in their detection and the timing for identifying the deficiencies in internal controls. Explain why the errors were not detected during any “routine quarterly accounting review process” prior to the fourth quarter of 2005”

Management became aware of the potential errors through the execution of our close and review processes performed each of the four quarters of fiscal 2005 and through the operation of our year-end internal controls over financial reporting. Throughout fiscal 2005, the Company was testing, remediating and refining its internal controls in preparation for its assessment and certification of internal controls over financial reporting at June 30, 2005. A number of errors were identified, rectified and disclosed in our periodic filings on Form 10-Q during fiscal 2005 as noted below in our response to question 3. Many of the controls surrounding our annual tax provision such as final management reviews, are designed to and continue to operate near the completion of our internal control processes and prior to the filing of our annual financial statements. The finalization of the tax provision in the fourth quarter in particular requires extensive internal and external review of tax data (including consolidating and reviewing the tax provisions of numerous domestic and foreign entities) which is completed in the ordinary course of preparing the consolidated financial statements. The performance of these controls resulted in the identification of further adjustments to our annual tax provision. These adjustments made between the date of our earnings release and the filing of our consolidated financial statements included in the Form 10-K required a re-assessment of the materiality of “out of period” accounting adjustments recorded throughout fiscal 2005.

(b) Describe the events and material discussions that occurred from that point to the time management realized that financial statement restatements were necessary, including the corresponding timeframe during which those events and material discussions occurred.

As requested, we have detailed below the timeline of events that occurred between the date of our earnings release and the 10-K filing, This is based on a similar timeline provided to the Staff of the Enforcement Division of the SEC, which was used to facilitate our discussion with them on October 18, 2005 with respect to our restatement.

On July 26, 2005:

•	We issued a press release reporting Sun’s preliminary fourth quarter results.

•	The press release indicated that the results were preliminary and included a total of approximately $45 million in cumulative accounting adjustments. We indicated that a variety of items had been detected during the routine quarterly accounting review, with the principal items relating to revenue reserves and cost of goods sold. We indicated that we had reflected these items in our fourth quarter financial results but had not completed our review of the matter. We indicated that depending upon the outcome of the review we might conclude that these adjustments could result in restatements of prior period financial results. We advised that if we reached that conclusion, the impact would be to improve the fourth quarter results reported on July 26, 2005.

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Between July 26 and September 12 the following events occurred:

•	We completed our analysis of all adjustments recorded in Q4 and concluded that certain items included in the $45 million in cumulative accounting adjustments were properly reflected as changes of estimates during the quarter and should not be considered corrections of errors. Specifically, management concluded that adjustments within the two most significant areas under consideration at the time the preliminary earnings were reported (i.e., revenue reserves and cost of good sold) were changes in estimates arising from new facts and circumstances that arose during the quarter and not corrections of errors. One item involved an increase in a reserve from $5 million to $35 million for [*][1] and the remaining $15 million related to several adjustments primarily related to amortization of spares parts and fixed assets and taxes.

•	After exclusion of the items noted above, the pre-tax out of period corrections totaled $3 million (debit) and tax related items totaled $23 million (credit). Our initial analysis of these out of period corrections resulted in management concluding that these items would not be considered material to the affected annual or interim financial statements and that no restatement of any prior periods was required. This conclusion was made on or about August 23rd.

•	Subsequent to this initial assessment, however, as a result of the performance of certain review controls, further tax related adjustments totaling $34 million (debit) were identified by our tax department. These adjustments related principally to the correction of a fiscal 2005 fourth quarter computational error related to the year-end tax accounting for deferred revenue. Although identified after the earnings release, these adjustments were properly recorded in the fourth quarter prior to the issuance of the fiscal 2005 financial statements filed with the SEC. The effect of recording this entry was to effectively reduce fiscal 2005’s tax benefit by $34 million.

•	Following the recording of the additional tax items that resulted in a significant reduction of our fiscal 2005 tax benefit, management re-assessed the quantitative materiality of the out of period corrections affecting our tax benefit. For the full fiscal year 2005, the sum of the tax out of period corrections reduced the benefit from income taxes by $45 million (which includes the $23 million Q4 adjustments noted above and the $22 million in Q3 adjustments noted in our response to question 3). Management initially concluded that restatement of our prior issued financial statements was not necessary. However, on September 9, 2005 after further consultation, management reached a preliminary decision that the Company may need to restate its financial statements for out of period tax adjustments.

•	On September 11, 2005 a conference call between management and the chair of the audit committee was held to discuss Ernst & Young’s position regarding the materiality of the tax and pre-tax out of period adjustments. The impact of restating for tax entries was provided by management.

•	Management reached a final conclusion on September 12, 2005 that a restatement was required and that the scope of the restatement should include both tax and pre-tax out of period items. The

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inclusion of the pre-tax out of period items was based on the premise that it would be inappropriate to selectively restate the results for fiscal 2005 for the impact of tax adjustments alone as the pre-tax adjustments could also be considered material to the quarters within fiscal 2005.

•	The sum of the tax out of period corrections decreased the provision for income taxes for fiscal 2004 and 2003 by zero and $45 million, respectively, which were quantitatively immaterial to the prior periods affected (the FY 03 reported net loss decreased from $3,429 million to $3,384 million and loss per share decreased by 1 cent from $1.07 to $1.06). Although management believed such errors were immaterial to our previously issued fiscal 2004 and 2003 consolidated financial statements, management concluded that these periods should be retroactively restated for tax related items after considering relevant Securities and Exchange Commission guidance (Russell Hodges speech in December 2004), which indicates that it is the Staff’s belief that:

“ ...if the reversing or carryover effects of a prior period misstatement is material to the current period financial statements, the correction of the prior period misstatement should be reported as a prior period adjustment in accordance with APB 20 (that is, the financial statements of prior periods should be retroactively restated).”

(c) Explain the lapse of nearly ten weeks between the date of your assessment of internal controls over financial reporting, when presumably the errors were identified, and management’s determination in consultation with the audit committee on September 12, 2005, that your prior financial statements required restatement. Also please explain the lapse of nearly 7 weeks between the time you filed your press release on July 26, 2005 (alerting investors that prior financial statements may need to be restated), and management’s determination, in consultation with the audit committee on September 12, 2005, that your prior financial statements required restatement.

We would like to clarify that we had not completed our assessment of our internal controls at June 30, 2005 and that after our fiscal year end, we continued to perform and test controls associated with the financial statement close process, annual tax provision and financial statement preparation. Our testing, evaluation and conclusion were completed by September 12, 2005, immediately prior to the filing of our 10-K when management’s final conclusions were presented to the audit committee.

As noted in the discussion of the timeline of events between July 26 and September 12, 2005 above, the most significant matters which we originally believed could have resulted in a restatement of our financial statements (as noted on July 26), were on further investigation, concluded to have been changes of estimate rather than accounting errors. The considerations that eventually gave rise to our restatement were principally the result of the “in period”, late tax adjustments of $34 million recorded between the date of our press release on July 26 and our 10-K filing on September 13, 2005, which required us to re-assess our previous conclusions regarding the materiality of the out of period adjustments. It should be noted that as a result of the deficiencies identified during the testing of controls related to the income tax process, we concluded that a material weakness existed related to that process.

2. Identify when the audit committee initially became aware of potential accounting errors, and:

(a) Describe the events and material discussions that occurred from that point to the time the audit committee decided that the financial statement restatements were necessary, including the corresponding timeframe during which those events and material discussions occurred.

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(b) If only certain audit committee members, rather than the full committee, were involved in the process of assessing the need to restate financial statements, explain the nature and timing of their involvement.

Management’s assessments at all relevant times were fully discussed with the chair of the audit committee (Mr. Lynn Turner) and the full audit committee. The following telephonic meetings were held:

•	July 25, 2005 – Full audit committee meeting during which management, the audit committee and Ernst & Young discussed the earnings results for the fourth quarter of Fiscal 2005. Ernst & Young reported to the audit committee that they had not yet completed their audit. Based on management’s preliminary assessment of accounting entries recorded in the quarter, management and the audit committee concluded that the earnings release reporting the fourth quarter and annual results should be described as preliminary due to the risk of a possible restatement relating to revenue reserves or cost of goods sold. The audit committee concurred with management’s assessment and the disclosure used in the earnings release.

•	August 18, 2005 – Conference call between management and the chair of audit committee to discuss Sun’s progress in evaluating potential errors identified at date of earnings release. The $34 million in tax adjustments had not yet been identified. Management concluded that adjustments within the two most significant areas under consideration at the time the preliminary earnings were reported (i.e., revenue reserves and cost of good sold) were changes in estimates arising from new facts and circumstances that arose during the quarter and not corrections of errors.

•	August 25, 2005 – Conference call between management and the chair of the audit committee to discuss post-earnings tax adjustments and their impact to the financial statements and the Company’s Staff Accounting Bulletin 99 (“SAB 99”) analysis. Management’s conclusion was that the combination of quantitative and qualitative factors with respect to these items, did not require a restatement.

•	August 29, 2005 – Conference call between management, the full audit committee (the first update to the full committee since the July 26, 2005 meeting held prior to the earnings release) and the external auditors to discuss:

•	Form 10-K content and disclosures

•	Post-earnings release adjustments to financial statements including $34 million in tax adjustments.

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•	SAB 99 analysis and management’s assessment of materiality. Management conclusion was that the combination of quantitative and qualitative factors with respect to these items, did not require a restatement.

•	SOX 404 deficiencies.

•	September 5, 2005 – Conference call between management and the chair of the audit committee to discuss management’s conclusions regarding accounting adjustments and the SAB 99 analysis. Management conclusion was that the combination of quantitative and qualitative factors with respect to these items, did not require a restatement.

•	September 8, 2005 – Conference call between management, Ernst & Young and the audit committee to discuss final audit conclusions. Ernst & Young reports to the audit committee that they have not yet completed their audit or their assessment of management’s conclusions regarding their SOX 404 deficiencies and they expressed concerns regarding management’s conclusions as to the materiality of the out of period adjustments. Management continued to believe that no restatement was required.

•	September 9 and 10, 2005 – The chair of the audit committee requested that management provide additional information and several calls were held between management and the chair of the audit committee to discuss the out of period adjustments.

•	September 11, 2005 – Conference call between management and the chair of the audit committee to discuss Ernst & Young’s position regarding the materiality of the tax and pre-tax out of period adjustments. Impact of restating for tax entries was provided by management.

•	September 12, 2005 am – Full audit committee and Board conference calls. Matters discussed included:

•	Management’s final report on 404

•	Summary of material weakness and significant deficiencies identified by management and Ernst & Young

•	Changes to the 10-K that would be necessitated by the potential restatement for tax related items

•	SAB 99 memo relating to the potential restatement for tax related items

•	September 12, 2005 PM PST – Email communication between the chair of the audit committee and management confirms that, based on discussions with Ernst & Young, pre-tax out of period items also needed to be considered for restatement. Management concludes that a restatement is required and that the scope of the restatement would include both tax and pre-tax out of period items.

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•	September 13, 2005 – 7 AM PST – Management’s final conclusions and decision to restate the financial statements were reviewed with the full audit committee and the Board of Directors and approved prior to the filing of the restated financial statements on September 13, 2005. The changes to the financial statements were reviewed by the full audit committee and the Board of Directors prior to filing.

3. Describe the role, and related timing, of your independent auditor in detecting the accounting errors, communicating these errors to management and the audit committee (or any of its members individually), and in providing any advice to management or the audit committee regarding the need to restate prior financial statements. Did your independent auditor advise management and / or the audit committee (or any of its members individually) that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to any of the previously issued financial statements that were restated, and if so, when?

All adjustments, both “in period” and “out of period”, were detected by management and communicated by management to the Company’s audit committee. After recording these adjustments, it is management’s practice to prepare a quarterly SAB 99 analysis of “out of period” entries. These out of period entries are evaluated for materiality firstly, prior to the issuance of our earnings release and secondly, prior to the filing of our Form 10-Q or Form 10-K. These analyses and our conclusions are provided to our auditors and also to our audit committee. During the course of fiscal 2005, in our quarterly Form 10-Q filings, we indicated that we had included certain “out of period” entries in the results for the quarters, which we had determined to be, both individually and in the aggregate, immaterial to the results of operations and financial condition for the affected quarter. Our disclosures were as follows:

Q2 – Fiscal 2005 – Included in MD&A under “Results of Operations”

“During the second quarter of Fiscal 2005, our consolidated result of operations were favorably impacted by approximately $5 million due to certain adjustments, which are individually and in the aggregate immaterial to our results of operations and financial condition for the period”.

Q3 – Fiscal 2005 – Disclosure were made in multiple sections of the 10Q filing;

Within the footnotes:

“Additionally, during the third quarter of fiscal 2005, we adjusted our foreign subsidiaries’ tax provisions in certain countries. As a result we recorded a net beneficial correction of $22 million associated with certain tax adjustments related to prior periods. These adjustments included a tax provision of $12 million relating to the difference between estimated amounts recorded and actual liabilities resulting from the completion of tax filings for fiscal 2003 and 2004, and a tax benefit from a reduction in the deferred tax valuation allowance of $34 million relating to certain foreign deferred tax assets that were generated through June 30, 2003. These adjustments are immaterial both individually and in the aggregate to our results of operations and financial condition for the affected periods.”

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Within the MD&A:

“During the third quarter and first nine months of fiscal 2005, we adjusted our foreign subsidiaries’ tax provisions in certain countries. As a result our consolidated results of operations were favorably impacted by a net beneficial correction of $22 million related to adjustments to the valuation allowance on certain deferred tax assets and foreign tax provisions. These adjustments are immaterial both individually and in the aggregate to our results of operations and financial condition for the affected periods.”

In Item 4:

“Changes in Internal control over financial reporting. There was no change in our internal control over financial reporting that occurred during the fiscal quarter covered by this Quarterly Report on Form 10Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the third quarter in connection with a review of our internal controls over financial reporting, we corrected certain issues previously identified related to our foreign subsidiaries’ prior-period tax provisions as discussed in Note 8 to the Notes to Consolidated Financial Statements – Income Taxes. As a result we are implementing enhancements to our internal control processes with regard to foreign income tax reporting, including 1) enhanced monitoring of existing policies and procedures designed to ensure timely filing of local statutory accounts and tax returns; and (2) engaging a third party specialist to assist in the preparation of our foreign subsidiaries’ year end tax provisions and revisions to these estimates resulting from tax filings in foreign jurisdictions.”

Q4 related discussions:

In preparing our results for the fourth quarter of fiscal 2005, as noted above, we identified that certain accounting entries that were booked in the fourth quarter needed to be evaluated further to determine whether they should be considered errors. These were identified as potential errors at the date of our earnings release, and our independent auditors Ernst & Young were made aware of the potential errors during the course of their audit. The chair of our audit committee was involved at the date of our earnings release in management’s decision to indicate that depending upon the outcome of the review, the Company might conclude that these adjustments could result in restatements of prior period financial results. Subsequent to the date of our earnings release, we continued to evaluate the items which had been identified as potential errors.

As discussed above, in late August, we identified that certain post earnings adjustments were necessary to our previously announced earnings release financial statements, principally with respect to taxes. We continued to work with our auditors during this period in reaching agreement regarding the out of period errors to be included on the SAB 99 analysis as well as our final conclusions regarding the materiality of these items for disclosure / restatement. Our SAB 99 analysis was provided to Ernst & Young on September 5, 2005, together with management’s conclusion that no restatement of our current or prior period financial statements was necessary.

Discussions among the auditors, the audit committee and management between this date and September 12, 2005 resulted in management revising its preliminary assessment of the materiality of the out of period adjustments to the results of the full fiscal year and reaching agreement with Ernst & Young that a restatement would be necessary. The first indication that Ernst and Young provided that they believed a restatement of the Company’s previously issued financial statements might be required was on September 8, 2005 however no conclusion was reached at this date. Further discussions then ensued among the Ernst & Young local engagement team, the Ernst & Young national office, the audit committee and management

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which were concluded on September 12, 2005, and which resulted in the agreement that the financial statements should be restated for out of period errors related both to tax and pre-tax items. At no point did Ernst & Young advise management or the audit committee (or any of its members individually) that disclosure should be made or action should be taken to prevent future reliance on a previously issued audit report or completed interim review related to any of the previously issued financial statements that were restated.

4. Explain how you were able to file audited restated financial statements on September 13, 2005 only one day after the audit committee determined that such restatements were necessary. Also:

(a) Identify when management directed the accounting staff to prepare the restated financial statements. Explain the role of management and the audit committee in that directive and the rationale for that directive.

(b) Tell us when you advised the independent auditor that restated financial statements were being prepared, when they began their audit work on the restatement, when the requested management representations related to the restated financial statements, and when you provided them with draft and final management representations.

As indicated above by the time line of events surrounding our fiscal 2005 restatement, management became aware that a restatement for tax related items may be required on September 9, 2005. Accordingly, at this point the external reporting team in conjunction with our tax team began preparing a “parallel” restatement 10-K document with our external financial printers, in the event that management concluded that a restatement was required and that decision would be ratified by the audit committee and Board of Directors. The basis for the external reporting group’s analysis of the restatement entries was the Company’s SAB 99 analysis, which identifies each out of period adjustment in the period in which it is recorded as well as the appropriate period in which it should have been recorded. After the decision was made on September 12, 2005 to restate for both tax and pre-tax out of period items, the out of period pre-tax items were processed through September 12 into September 13 based on the existing draft of the 10-K document that already included out of period tax related items.

The auditors were aware that we had begun work on a “parallel” 10-K document on September 9, 2005. We had provided them with our SAB 99 analysis, which as noted above, provided the basis for the out of period adjustments, and audit support for these adjustments on September 5, 2005. Final management representations regarding the audit (including the restatement) were provided to Ernst & Young on September 13, 2005 dated effective on September 12, 2005. No draft management representations were requested by or provided to Ernst & Young.

Oral Comment Received From the Staff on October 4, 2006

In response to the oral comment received from the Staff on October 4, 2006, we are providing the narrative attached hereto as Appendix A, which includes three tabular attachments 1 through 3.

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Please call the undersigned at (408) 276-5551 if you should have any further comments or questions concerning this matter. We would be glad to meet via teleconference with you or other members of the Staff if you would find it helpful.

Sincerely,

/s/ KALYANI CHATTERJEE
Kalyani Chatterjee
Vice President and
Chief Accounting Officer

CC:	Joel Levine, Associate Chief Accountant
Brad Skinner, SEC Division of Corporate Finance
Mark Kronforst, SEC Division of Corporate Finance
Stephen Almassy, Ernst & Young
Lisa Portnoy, Ernst & Young
Katharine Martin, Wilson Sonsini Goodrich & Rosati
Michael Lehman, Sun Microsystems, Inc.
Brian Martin, Sun Microsystems, Inc.

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Appendix A

As requested by the Staff we are seeking to provide further clarification around the sequence of events that occurred between the date of our July 26, 2005 earnings release and the filing of our Annual Report on Form 10K for the year ended June 30, 2005. As requested, we have attempted to summarize the nature, date identified and recorded, and materiality assessment for each of these items (Attachment 1) and referenced each adjustment to this narrative. In addition to this explanatory document, we have included an analysis in columnar form, which shows the principal components of our SAB 99 analysis for the fourth quarter at key dates between July 26, 2005 and the filing date of our 10K (Attachment 2). Also attached is the final SAB 99 fiscal year analysis for 2005 (Attachment 3), which was used as the basis for our restatement.

July 26, 2005 – Earnings Release

At this date, we were aware that we had a number of accounting adjustments that had been identified and recorded in the fourth quarter of the fiscal year, which, on further analysis could be determined to be “out-of-period” entries. The items, which totalled approximately $45 million related to:

		Ref (See Attachment 1)

[*][1]	$30M	ADJ 6
Spares and fixed assets amortization	32	ADJ 7
Other pretax adjustments	3	ADJ 5

Total pretax adjustments	65
Tax adjustments	(23)	ADJ 4

Total Q4 items requiring further analysis re: “out of period”	$42M	(rounded when disclosed in press release to $45M)

As our assessment at this date was incomplete, we disclosed the fact that these items were being evaluated and could result in a restatement of prior periods, in our earnings release which was issued on July 26, 2005.

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Between July 26 and August 23, 2005

We continued to evaluate these items and concluded that the [*]1 (ADJ 6) and spares/fixed assets adjustments (ADJ 7) were changes of estimate in the fourth quarter and not “out-of-period” adjustments. They were therefore removed from our SAB 99 analysis and the remaining “out of period” entries relating to the fourth quarter, now largely just the tax adjustments of $23 million, which were determined to be out of period, were assessed in the context of our fourth quarter results. The “out-of-period” pre-tax adjustments totalling $3 million represented 4% of reported pre-tax losses of $69 million and the tax adjustments of $23 million represented 12% of the reported tax benefit for the quarter of $190 million. In total, the adjustments resulted in reducing reported EPS by $0.01, which in our assessment, was neither quantitatively, nor qualitatively material and therefore would not require a restatement.

Between August 24 and September 9, 2005

Additional adjustments required to our preliminary earnings reported on July 26, 2005 were identified during this timeframe, and resulted in the recording of additional commission and other accruals of $17 million and an decrease in the tax benefit for the fourth quarter of $34 million. These adjustments resulted in a reduction of our reported net income for the quarter and the full fiscal year by $51 million and also resulted in our re-evaluating the out of period adjustments in the context of both the revised fourth quarter results and also the full fiscal year. Our analysis also considered the out of period entries that had been recorded in prior quarters of the fiscal year, and which had been concluded to have been immaterial to the reported results of those prior quarters at the time of filing the respective Form 10Qs. Management’s preliminary conclusion reached on September 9, 2005 was that the tax adjustments recorded in Q3 and Q4, totalling $45 million (ADJS 2,3 and 4) were now material to the results for the full fiscal year and should therefore be restated.

Between September 9 and September 12, 2005

As previously communicated, on further consultation with our auditors, we concluded on September 12, 2005 that both pre-tax (ADJS 1 and 5) and tax out of period entries (ADJS 2, 3 and 4) for all periods in fiscal year 2005, should be restated.

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Description of Adjustments

Attachment 1

Sun Microsystems, Inc.

For the year ended June 30, 2005

Summary of Identified Adjustments

REF	Date Identified and Recorded	Dollar Amount (in millions)	‘In period’ or ‘Out of Period’ Adjustment	Brief Description of Error or Adjustment	Quarter the Adjustment Related To	Date Materiality Assessment Made	Conclusion with Respect to Materiality
	Q2
ADJ 1	December 2004	$14	Out of Period (debit)	Net decrease (debit) to SG&A expense primarily related to a bonus accrual recorded in Q1 2005	Q1 2005	Q2 assessment made in January 2005. Final assessment made on September 12, 2005	Deemed immaterial to the affected periods within fiscal 2005, when initially recorded, but included in scope of restatement when re-assessed in September, 2005
	Q3
ADJ 2	April 2005	-$34	Out of Period	Tax benefit (credit) from a reduction in the deferred tax valuation allowance related to certain foreign deferred tax assets that were generated through June 30, 2003	Q4 2003
ADJ 3	April 2005	$12	Out of Period	Tax provision (debit) of $12 million related to the difference between estimated amounts recorded and actual liabilities resulting from the completion of certain tax filings for fiscal 2003 and 2004	Q4 2003 through Q4 2004

		-$22	Total Q3 Out of Period adjustments (credit)			Q3 assessment made in May 2005 Final assessment made on September 12, 2005	Deemed immaterial to the affected periods when initially recorded, but reassessed in September in conjunction with other tax adjustments

	Q4 - Pre-earnings release
ADJ 4	June 2005	-$23	Out of Period	Net increase (credit) in tax benefit consisted of a number tax related items associated with the establishment of deferred tax assets in foreign subsidiaries that primarily impacted Q4 2003 and fiscal 2004	Q4 2003, Q2 and Q3 2004	Q4 assessment made in May 2005 Final assessment made on September 12, 2005	Deemed immaterial to the affected periods until September
ADJ 5	July 2005	$3	Out of Period	Net decrease (debit) to SG&A expense due to a number of individually immaterial items that primarily impacted Q3 2005	Q3 2005	Q4 assessment made on September 12, 2005.	Deemed immaterial to the affected periods within fiscal 2005, but included in scope of restatement

		-$20	Total Q4 Out of Period adjustments (credit)

ADJ 6	July 2005	$30	‘In period’ but under evaluation at time of earnings release	Increase in revenue related reserve (debit) from $5 million to $35 million due to a change in the [*][1]	Q4 2005	Not applicable as this adjustment is in proper period	Not applicable
ADJ 7	July 2005	$32	‘In period’ but under evaluation at time of earnings release	Decrease (debit) in pretax income primarily due to a change in the estimated amortization of spare parts and fixed assets	Q4 2005	Not applicable as this adjustment is in proper period	Not applicable

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Attachment 2

Q4 Analysis

(Amounts in Millions except EPS) SAB 99 entries affecting Q4 reported results	07/26/05 Earnings release	08/23/05	Subsequent to 8/23/05 Adjustments to earnings release	Revised Q4 results (pre- restatement)
Net Income/(Loss) before tax as reported – Cr./(Dr.)	(69)	(69)	(17)	(86)
[*][1]	30	0
Spares and fixed asset amortisation	32	0
Other (net)	3	3		3

Total	65	3		3

Net Income/(Loss) before tax if adjusted – Cr./(Dr.)	(4)	(66)		(83)

Tax Benefit/(Provision) as reported – Cr./(Dr.)	190	190	(34)	156
Tax adjustments	(23)	(23)		(23)

Tax Benefit/(Provision) if adjusted – Cr./(Dr.)	167	167	(51)	133

Net Income (loss) after tax as reported	121	121		70
Net Income (loss) after tax if adjusted	163	101		50
Percentage impact of net adjustments on net income / loss after tax	-35%	17%		29%
Shares	3,410	3,410		3,410
EPS – As reported	0.04	0.04		0.02
EPS – As if Adjusted	0.05	0.03		0.01

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Attachment 3

FY05 Analysis

(Amounts in Millions except EPS) Full Year SAB 99 analysis	Q1 FY05	Q2 FY05	Q3 FY05	Revised (pre- restatement) Q4 FY05	FY 05 YTD
Net Income/(Loss) before tax as reported – Cr./(Dr.)	(108)	57	(46)	(86)	(183)
Bonus accrual (improper relief of accrual)	12	(12)			0	ADJ 1 Identified and recorded in Q2
Other (net)	2	(2)	(3)	3	0	ADJ 1 and ADJ 5 identified and recorded in Q2 and Q4 respectively

Net Income/(Loss) before tax if adjusted – Cr./(Dr.)	(94)	43	(49)	(83)	(183)

Tax Benefit/(Provision) as reported – Cr./(Dr.)	(39)	(40)	43	156	121
Deferred tax and true up errors			(22)	(23)	(45)	ADJ 2 and 3 identified and recorded in Q3. ADJ 5 identified and recorded in Q4

Tax Benefit/(Provision) if adjusted – Cr./(Dr.)	(39)	(40)	21	133	76

Net Income (loss) after tax as reported	(147)	17	(3)	70	(62)
Net Income (loss) after tax if adjusted	(133)	3	(28)	50	(107)
Percentage impact of adjustments on net income / loss after tax					-73%
Shares					3,368
EPS – As reported					(.02)
EPS – As if Adjusted					(.03)

Confidential Treatment Requested by Sun Microsystems, Inc.

SUN10092006-15